United States securities and exchange commission logo





                               November 4, 2022

       Alexander Edgarov
       Chief Executive Officer
       InFinT Acquisition Corp
       32 Broadway, Suite 401
       New York, New York 10004

                                                        Re: InFinT Acquisition
Corp
                                                            Registration
Statement on Form S-4
                                                            Filed September 30,
2022
                                                            File No. 333-267662

       Dear Alexander Edgarov:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed September 30, 2022

       Cover Page

   1. Revise to disclose how you will calculate the number of shares that you will issue in exchange for each
Seamless ordinary share here and elsewhere that you discuss the consideration. We note
throughout the filing you state that the number of shares will be determined based on a
"Payment Spreadsheet." Provide an illustrative example of the amount of consideration
payable based upon the formula that will be used in the Payment
                                                        Spreadsheet, and
discuss the various inputs to the formula. If the amount of shares could fluctuate, please
clearly state this and, if you know in which direction the inputs are likely to fluctuate, revise to
state as much and project the likely results of such
                                                        fluctuations. Please
also disclose the aggregate amount of the transaction consideration to be paid to holders of
Seamless ordinary shares.
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FirstName LastNameAlexander    Edgarov
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2. Please revise here to state the percentage of New Seamless ordinary shares that will be held by the INFINT Acquisition public shareholders, the Seamless shareholders (aside from Alexander Kong), the Sponsor, the INFINT officers and directors, and each of EF
         Hutton and JonesTrading following completion of the business combination. Please indicate separately the percentage of outstanding ordinary shares that Mr. Kong, New
         Seamless' chairman and chief executive officer, will own based on no redemptions and maximum redemptions. Please also disclose that Mr. Kong will have substantial influence over New Seamless' business. Please include similar disclosure throughout the prospectus, and where you present ownership of the "initial shareholders" or the "sponsor and affiliates," please separately present the ownership of the sponsor from the ownership of the INFINIT officers and directors. Please disclose total potential ownership interest in the combined company, assuming exercise and conversion of all securities, and make similar revisions elsewhere that you present ownership amounts, such as on page 26.
         Please also tell us whether the potential ownership interests disclosed throughout take into consideration the conversion by Seamless of certain convertible bonds and option deeds that are required as a condition to closing the transaction.
3. We note here in several places in your filing that you state that initial shareholders have agreed to waive their redemption rights in connection with the consummation of the
         Business Combination with respect to any ordinary shares of INFINT they may hold.
         Please describe any consideration provided in exchange for this agreement.
What vote is required to approve each proposal..., page 11

4. Revise to quantify the amount of the vote needed by the INFINT public shareholders to approve each proposal presented.
Does the Sponsor and/or any of the other initial shareholders..., page 12

5. In each place where you discuss the interests of your sponsor and officers and directors, please include and quantify any loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Please also quantify the deferred underwriting commission that Eric Weinstein will receive upon closing of the
         Business Combination.
How do I exercise my redemption rights?, page 14

6. We note your disclosure, "Holders of units must elect to separate the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares." Please clearly disclose whether redeeming shareholders will be able to retain their warrants.
Summary
Seamless Group Inc., page 20

7. Please balance your disclosure in the prospectus summary overview by explaining how
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         the structure of Seamless will change after completion of the business combination. In an appropriate place in your prospectus please include structure charts showing the ownership of INFINT and Seamless (including the ownership of the operating subsidiaries of Seamless) prior to the business combination, an intermediate chart showing the reorganization, and a post-business combination chart showing the ownership of each entity. Please also disclose year-over-year revenue and net income/loss and indicate how the restructuring of Seamless will impact your revenue and results of operations going
         forward. Please also discuss the auditor   s going concern opinion in
the summary.
8. Seamless' financial statements indicate that it generated revenue from three countries
         (Hong Kong, Malaysia, and Indonesia). Please disclose this here and elsewhere that you discuss the geographic reach of Seamless' current business. Given that it appears Seamless generates revenue from three countries, tell us why you describe Seamless as operating throughout Southeast Asia, and what it means that Tranglo has built an extensive payout network across more than 20 countries. Please also disclose the basis on which Seamless is a leading operator of global money transfer services in Southeast Asia (ex: number of transactions, total value of transactions, etc.).
Divestitures, page 22

9. Please explain the exemption from registration relied upon by Seamless for the divestitures of its equity interests in TNG Asia, Future Network Technology Investment, and GEA Holdings Limited.
Risk Factors, page 47

10. We note that the Amended and Restated Memorandum and Articles of Association
         identifies the courts of the Cayman Islands as the exclusive forum for certain litigation, including any "derivative action." Please include clear and prominent disclosure describing the provision and include risk factor disclosure noting that risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Please also disclose any uncertainty about enforceability.
The funding process used by certain customers of Tranglo, page 54

11. You disclose that the funding process used by certain Tranglo customers relies on cryptocurrency issued by one of your strategic partners, and that if your partner is not allowed to continue to provide their services due to regulatory changes or if it fails to obtain required licenses or comply with applicable regulations, it could impact your business, financial condition and results of operations. Please identify the specific
         "strategic partner" and the "cryptocurrency." Please describe here and elsewhere as appropriate which Tranglo customers rely on the funding process which utilizes cryptocurrency (ex: businesses or individuals), and indicate which jurisdictions regulate the cryptocurrency transactions that are part of your remittance operations. Revise the
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         risk factor to disclose the extent of your dependence on this strategic partner, including, to the extent possible, quantifying its contribution to revenues and volume of transactions.
         Disclose whether you are required to obtain any licenses or comply with applicable regulations in order to use the strategic partners' cryptocurrency funding services. Also disclose whether you or your strategic partner are aware of any potential regulatory changes that could impact the operations of this partner, and the strategic partners' ability to comply with applicable regulations or obtain required licenses particularly as it relates to the use of cryptocurrency and the evolving regulatory landscape. Changes in the economic, political or social condition..., page 61

12. We note your risk factor indicating that inflation may adversely affect your business, financial condition and results of operations. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
We conduct money transfer transactions through agents..., page 61

13. You state in your risk factor heading that you conduct money transfer transactions through agents in some regions that, in a limited number of cases, are subject to certain OFAC restrictions. Please describe, to the extent material, the transactions and the potential for reputational or financial harm to your business and financial condition.

The ability of our subsidiaries in certain countries..., page 64

14. Please discuss any specific restrictions on the ability of your subsidiaries to distribute dividends to you that have or could materially impact your financial condition.
We may fail to obtain, maintain or renew requisite licenses..., page 66

15. Please disclose whether you believe that you currently have all material licenses and approvals necessary to conduct your business.
The consummation of the Business Combination is subject to a number of conditions..., page 67

16. Please revise this risk factor to discuss any material risks that certain conditions to closing, such as the Divestitures, the acquisition of an additional interest in Dynamic Indonesia, or the relocation of the headquarters, may not be able to be completed prior to closing. To the extent that regulatory approval or licenses are needed to complete these conditions to closing, please describe such approvals or licenses, and discuss this elsewhere as appropriate, including the status of such approvals or licenses. Activities taken by INFINT's shareholders, page 76

17. Confirm your intent to comply, and revise your disclosure accordingly, with the
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         conditions set forth in the Compliance and Disclosure Interpretation located at Question
         166.01 of the Tender Offers and Schedules interpretations.
New Seamless may redeem unexpired Public Warrants..., page 84

18. Please highlight the material differences between the public warrants and the private warrants. Please also clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants, and clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. New Seamless' corporate actions will be substantially..., page 87

19. You disclose that Mr. Kong will beneficially own 40.1% of the issued and outstanding ordinary shares of New Seamless. However, the beneficial ownership table on page 230 indicates that he may own as much as 56.5% depending on the number of redemptions.
         Please revise accordingly.
Proposal 1- The Business Combination Proposal, page 95

20. Please disclose in detail the purpose of, and the plans to implement, the divestitures, headquarters relocation, and additional ownership in Dynamic
         Indonesia. Please indicate whether the equity interests in TNG (Asia), Future Network
         Technology, and GEA Holdings will be transferred to non-affiliates of Seamless, and explain whether Seamless will maintain any relationships with such entities. Please discuss in appropriate places in your prospectus the impact of the divestitures on the continuing operations of New Seamless. We note the disclosure on page 192 indicating that both TNG Asia and GEA are customers of Tranglo. Similarly, please explain the process for Seamless to relocate its headquarters from Hong Kong to another jurisdiction, and indicate whether it is definite that the new headquarters will be in Singapore. Please file any related agreements as exhibits to the registration statement, such as the put option agreement relating to acquisition of the shares of Dynamic Indonesia. Please also disclose the material terms of such agreements, such as the consideration to be paid by Seamless to exercise the put option.
21. Please revise to indicate that the acquisition of ownership shares in Dynamic Indonesia is also a condition to closing. Please also disclose which third party consents are conditions to closing. Please indicate which conditions to closing may be waived, and by which party.
Background of the Business Combination, page 102

22. Please revise your disclosure in this section to include negotiations and discussions relating to material terms of the transaction including, but not limited to, the required divestitures, headquarter relocation, conversion of certain convertible bonds and option deeds, the control position held by Mr. Kong in New Seamless, the acquisition of an
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         ownership in Dynamic Indonesia, and structuring the business combination to comply with INFINT's investment mandate. Please ensure that your disclosure explains the reasons for each of these terms as well as the discussions surrounding such terms, the positions of the parties, and how the parties agreed to the final terms.
23. Please revise to more clearly identify each person in attendance at each meeting. For example, when you disclose that INFINT or Seamless performed certain tasks or attended certain meetings, please identify the individuals to whom you refer. Similarly, when you say that management held meetings with third-party advisors, please name such advisors.
24. Expand your disclosure to provide additional detail about the other acquisition candidate to whom you sent a draft letter of intent. Please include the details of any negotiations or agreements that took place with this candidate, and the deal economics that resulted in the target deciding not to pursue a business combination with INFINT.
25. You note that ARC Group introduced Seamless as a potential business combination target to INFINT's management. Please disclose the connection or relationship between ARC
         Group and Seamless and the reason that Seamless was interested in the transaction at this time. To the extent that there were any connections or relationships between INFINT and
         Seamless, please disclose them.
26. We note disclosure that ARC is acting as your financial advisor in connection with the business combination and that ARC participated in meetings to discuss valuation.
         Similarly, you disclose that JonesTrading also assisted in financial analyses to assess the potential valuation. Revise to elaborate upon JonesTrading's and ARC's roles as financial advisor and clarify whether ARC or JonesTrading prepared any financial analyses for the
         Board. If so, revise to summarize the analysis consistent with Item 4(b) of Form S-4 and
         Item 1015(b)(6) of Regulation M-A. Disclose any fees due to ARC or JonesTrading for such services.
27. Throughout this section you list the topics discussed among the parties, but do not indicate what was discussed about the topics, the positions of the parties, any relevant negotiations, or how the parties agreed on the final terms. Please revise accordingly. As an example only, you disclose that INFINT management held an internal discussion to evaluate
         Seamless' business based on information provided by the target company to establish
         Seamless as a target candidate, but you do not disclose what was discussed or how the business information established Seamless as a target candidate. Similarly, you list various terms discussed between June 7, 2022 and August 3, 2022, but do not explain the negotiation of such terms and how the final terms were agreed upon.
28. You state that INFINT conducted a financial analysis which resulted in a proposed valuation of $400 million, which appears to be the final amount the parties settled upon in the Merger Agreement. Please revise to discuss in greater detail the financial analysis and how it resulted in a valuation of $400 million, and the specific negotiations that resulted in this amount. If no other valuation amount was considered by the Board, specifically state as much.
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29. Please disclose discussions relating to any approvals or licenses necessary to restructure and operate the Seamless business, including consideration of caps on foreign investment in the jurisdictions in which Seamless operates. For example, we note the disclosure on page 59 stating that direct and indirect foreign investment in e-money businesses is capped at 49%. Please explain how Seamless is able to acquire an indirect interest of 79%
         in WalletKu, and whether this could trigger the need for another equity holder in
         WalletKu to acquire a majority share.
30. Please disclose any discussions about continuing employment or involvement for any persons affiliated with INFINT before the merger and any formal or informal commitment to retain the financial advisors after the merger. In particular, please discuss the retention of Alexander Edgarov and Eric Weinstein as directors of New Seamless. Please also disclose any consideration of the potential conflict presented by Mr. Weinstein's role as the Managing Director of JonesTrading, and why Mr. Weinstein became managing director on July 1, 2022, well after JonesTrading's participation in INFINIT's IPO and role as financial advisor in the business combination transaction.
The INFINT Board's Recommendation and Reasons for the Approval of the Business Combination, page 105

31. Please clarify how the board considered the material interests in the transaction held by
         the sponsor and the company   s officers and directors in negotiating
and recommending
         the business combination.
32. You disclose that the INFINT Board determined that the valuation analysis supported the equity valuation of Seamless based on materials and estimated financial information as well as valuation multiples based on comparable public company analyses. Please explain what estimated financial information was reviewed by the Board, whether such information involved projections, and disclose the specific estimated financial information. Please also disclose the comparable companies considered, how such companies were selected, the financial and market data information for such comparable companies, and how the valuation multiples were calculated, and disclose the underlying data used to determine that Seamless had a favorable EBITDA as compared to its peer entities. Explain who prepared these materials.
33. Please describe what about Seamless' prospects and significant contracts was considered by the INFINT Board and how this supported the Board's approval of the business combination.
U.S. Federal Income Tax Considerations, page 109
FirstName LastNameAlexander Edgarov
34. Please revise to provide a discussion of the material federal tax consequences of the
Comapany    NameInFinT
       transaction        Acquisition
                   to the holders     Corp securities and provide a tax
opinion, as necessary.
                                  of Seamless'
       Please
November      refer Page
           4, 2022  to Item
                          7 601(b)(8) of Regulation S-K and Item 21(a) of Form
S-4.
FirstName LastName
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Proposal 2 - The Articles Amendment Proposal, page 121

35. Please provide us with your analysis as to why you are not required to unbundle certain material changes to the New Seamless Charter and provide stockholders with a separate vote regarding these material changes. For example, it appears that
Section 50 of the New
         Seamless Charter includes an exclusive forum provision. Refer to Question 201.01 of the
         Division's Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.
         Please also include all material changes in the Comparison of Corporate Governance and
         Shareholder Rights table beginning on page 239. We note, for example, that the exclusive forum provision is not discussed.
Pro Forma Condensed Combined Statements of Operations, page 137

36. Please revise to disclose the historical basic and diluted per share amounts and weighted average number of shares outstanding for Seamless and INFINT. Refer to Rule 11-
         02(a)(9) of Regulation S-X.
Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 140

37. Refer to adjustment D. Please disclose if the bondholder's are converting pursuant to the original terms in the agreements and the conversion price and the number of shares on which the aggregate consideration to be delivered upon conversion is determined.
38. Please revise your presentation of adjustments G - M to show the specific accounts that are increased and decreased for each adjustment in the pro forma balance sheet. In this regard, it is not clear what accounts adjustments J - M are affecting in your pro forma balance sheet and that each adjustment sums to zero.
39. Refer to adjustment O endnote (2). Please disclose the exchange ratio in the merger agreement in which you arrived at the 40 million shares outstanding for existing Seamless shareholders under the two redemption scenarios from the approximately 58 million shares outstanding as of June 30, 2022 disclosed in the historical financial statements.
Note 3. Adjustment to Unaudited Pro Forma Condensed Combined Statements of Operations, page 142

40. Please revise adjustments bb and cc to separately present amounts related to each transaction. Similarly revise Notes 2B and 2C. Refer to Rule 11-02(b)(4)(i) of
         Regulation S-X.
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Note 4 - Nonrecurring Items, page 143

41. Reference is made to your disclosure of the non-recurring transaction costs included in the statements of operations for the six months ended June 30, 2022. Please confirm these expenses are reflected in your pro forma statement of operations for the year ended
         December 31, 2021 and tell us your consideration of removing these expenses from the pro forma statement of operations for the six months ended June 30, 2022.
Infint's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 153

42. Please revise to discuss results of operations for fiscal 2021. Strong Strategic Partnership Network, page 171

43. Please tell us whether the on-demand liquidity remittance services you offer are available in the United States or to U.S. persons. Please also tell us whether the cryptocurrency used by Ripple during the remittance transaction is offered or sold in the United States or to U.S. persons. If not, please describe any restrictions or procedures implemented by you or RippleNet to prevent the use of cryptocurrency in the United States or to U.S. persons, and specifically address any steps you take to ensure that persons in the United States or
         U.S. persons cannot circumvent such restrictions. Please add risk factor disclosure addressing the risks of such restrictions and procedures, including the risk of U.S. persons or persons in the United States bypassing such restrictions.
Licenses, page 176

44. In the chart on page 178, please indicate which licenses have been issued and which you have applied for. Please also indicate the expiration or renewal date for any of your material licenses, and disclose whether you are in material compliance with the requirements of such licenses.
Regulation, page 185

45. We note your discussion of your strategic partnership with Ripple and the use of Ripple's on-demand liquidity which involves the use of cryptocurrency. Please provide a discussion of any applicable regulations in the jurisdictions in which you operate relating to the use of cryptocurrency in your remittance business.
46. Please clarify your disclosure on page 186 stating that "WalletKu does not believe the maximum provision for foreign entities is not applicable for WalletKu's current business." To the extent you mean to say that WalletKu believes such provision is not applicable, please revise accordingly.
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Management's Discussion and Analysis of Financial Condition and Results of Operations of
Seamless, page 191

47. In an appropriate place in your MD&A, please explain why you disposed of a controlling interest in WalletKu and then in June 2022, you reacquired a controlling interest in it.
48. You disclose that Tranglo serves mostly banks and financial institutions, while TNG Asia services individuals, including overseas workers staying in Hong Kong. Please disclose in an appropriate place in your prospectus whether your business will continue to service individuals following the divestiture of TNG Asia and GEA, and how you anticipate that this will impact your future results of operations, if at all.
Tranglo Remittance Business Analysis, page 193

49. We note you disclose Total Processing Value (TPV), Overall Transaction Fees Take Rate,
         Overall Forex Gains Take Rate and Payout Agency Rate metrics. Please revise your disclosures to include or clarify the following information:
             How the measures are calculated, including any estimates or assumptions underlying the metrics or its calculations;
             The reasons why the metrics provide useful information to investors; and
             How management uses the metrics in managing or monitoring the performance of the business.

         Refer to SEC Release No. 33-10751.
50. You disclose that Tranglo's integration with RippleNet and the use of on-demand liquidity has further pushed down fees as Tranglo has to offer lower transaction fees and currency conversion fees for clients using ODL, which has contributed to a decrease in total revenue. We also note that total ODL transactions have increased, from 1.47% of the total processing value for the year ended December 31, 2021, compared to 16.9% for the six months ended June 30, 2022, while Tranglo's average transaction fee take rate and average Forex gain take rate have dropped during the same period. Please revise to add a risk factor discussing the increasing use of ODL by your customers and the potential impact on your future financial condition and results of operations. Seamless' partner network, page 198

51. We note your disclosure, "Ripple is the important strategic partner of Seamless, and
         Tranglo has been integrated with RippleNet since September 2021." Please expand your disclosure to explain specifically how Ripple is important to Seamless' business and describe and quantify, to the extent possible, the actual impact on your performance and revenues from this strategic partnership. Please also expand on your disclosure that
         Tranglo plans to leverage the market network of Ripple to expand its business reach to the
         Middle East, American and European countries. Please discuss the anticipated timeline for such an expansion, and clarify whether American countries includes the United States.
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Critical Accounting Policies and Estimates, page 209

52. Please tell us your consideration of including your goodwill impairment testing as a critical accounting policy. If included, please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:
             the percentage by which fair value exceeded carrying value at the date of the most recent test;
             the amount of goodwill allocated to the reporting unit;
             a detailed description of the methods and key assumptions used and how the key assumptions were determined;
             a discussion of the degree of uncertainty associated with the assumptions; and
             a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Please refer to Item 303(b)(3) of Regulation S-K.
Results of Operations, page 211

53. Please revise to discuss other expenses and income tax expenses. Contractual Obligations, page 216

54. Please tell us your consideration of including convertible bonds and borrowings in your tables.
Certain Relationships and Related Party Transactions, page 231

55. We note that Seamless entered into a Deed of Guarantee with Ripple Labs Singapore Pte.
         Ltd pursuant to which Seamless will be a guarantor of Ripple Labs Singapore in connection with a Master XRP Commitment to Sell Agreement between Ripple and GEA
         Limited. Please revise your disclosure to explain the continued significance of the Deed of Guarantee and the Commitment to Sell Agreement, particularly in light of the expected divestiture of GEA. If the agreement will continue to have significance to you after the business combination, explain how and disclose the terms of such agreements.
Audited Consolidated Financial Statements of Seamless Group, Inc. and
Subsidiaries
2. Summary of significant accounting policies
(b) Going concern, page F-40

56. We note your disclosure that an estimated $200 million is expected to be raised as part of the merger transaction. Please revise your disclosure to discuss potential redemptions.
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(s) Fair value of financial instruments, page F-44

57. Please disclose the fair value and measurement level of borrowing and convertible bonds
(t) Revenue Recognition, page F-45

58. Reference is made to pages 171 and 172 where you discuss how Ripple s on-demand liquidity works with Tranglo. Please tell us if you take custody of XRP and if so, for how long. To the extent applicable, please tell us how you account for the XRP.
(aa) Segments, page F-46

59. Please disclose the factors used to identify your reportable segments and the types of products and services from which each derives it revenues. In this regard, we note your disclosure in Note 17 is presented based on Remittance services, Sales of Airtime and
         Other services; however, Management's Discussion and Analysis of Financial Condition
         and Results of Operations of Seamless focuses on the subsidiary level (i.e., Tranglo, TNG
         Asia, GEA and WalletKu). Refer to ASC 280-10-50-21.
9. Leases, page F-51

60. Reference is made to the tables on page F-52. Please explain to us why operating lease costs are significantly greater than payments for operating lease liabilities.
13. Convertible Bonds, page F-58

61. Please disclose the conversion price and the number of shares on which the aggregate consideration to be delivered upon conversion is determined for Bonds B and C. Also tell us why Bond B is classified as a long-term liability rather than a current liability. Refer to
         ASC 470-20-50-5b. Finally, provide disclosure pursuant to ASC 260-10-50-1c for your convertible bonds.
16. Income tax, page F-58

62. Reference is made to the reconciliation on page F-59. Please explain to us the nature of the "Deferred tax assets not recognized during the financial year" and "Utilization of deferred tax assets previously not recognized" line items. If applicable, reconcile these line items to the change in your valuation allowance.
17. Segments, page F-60

63. Please disclose total expenditures for additions to long-lived assets for each reportable segment. Refer to ASC 280-10-50-25b.
18. Deconsolidation of Dynamic Indonesia Holdings Limited, page F-62

64. Please tell us where the US$1 million of consideration is presented in your statement of cash flow and you basis in GAAP for such presentation. In addition, tell us if the
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November 4, 2022
Page 13
         deconsolidation impacted your non-controlling interests. In this regard, it appears you owned 100% prior to disposal of the equity interest.
Schedule 1, page F-64

65. We note your presentation of condensed financial information of the Company. Please tell us your consideration of providing disclosure pursuant to Rule 4-08(e)(3) of
         Regulation S-X.
Condensed Consolidated Balance Sheet (unaudited), page F-68

66. The amount presented here does not appear to sum to the total current liabilities amount of
         $125,715,900 as of June 30, 2022. Please clarify or revise.
67. Please tell us if you adopted ASU 2020-06 on January 1, 2022 and if so, the impact it had on your accounting for convertible bonds.
Notes to the Condensed Consolidated Financial Statements (Unaudited)
1. Organization and business, page F-72

68. Reference is made to the three principal subsidiaries for which you indirectly own 41%.
         Please explain why these subsidiaries are consolidated.
General

69.      It appears that underwriting fees remain constant and are not adjusted based
         on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your disclosure related to dilution.
70. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United
       States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
FirstName LastNameAlexander Edgarov
       Disclose the consequences of liquidation to investors, such as the losses of the investment
Comapany    NameInFinT
       opportunity         Acquisition
                    in a target        Corp
                                company,  any price appreciation in the
combined company, and the
       warrants,
November          which
            4, 2022 Pagewould
                          13 expire worthless.
FirstName LastName
 Alexander Edgarov
FirstName LastNameAlexander    Edgarov
InFinT Acquisition Corp
Comapany 4,
November  NameInFinT
            2022        Acquisition Corp
November
Page 14 4, 2022 Page 14
FirstName LastName
71. Please tell us, with a view to disclosure, whether you have received notice from ARC or
         JonesTrading about ceasing involvement in your transaction and how that may impact your deal.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services